

10011710

NO ACT

PE
3-30-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

April 5, 2010

Received SEC
APR 05 2010
Washington, DC 20549

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-5-10

Re: R.R. Donnelley & Sons Company
Incoming letter dated March 30, 2010

Dear Mr. Chevedden:

This is in response to your letters dated March 30, 2010 and April 1, 2010 concerning the shareholder proposal submitted to R.R. Donnelley by William Steiner. On March 23, 2010, we issued our response expressing our informal view that R.R. Donnelley could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position. In this regard, we believe that the revision you have offered to make to the proposal would alter the substance of the proposal and is not, therefore, minor in nature.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Suzanne S. Bettman
Executive Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer
R.R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, IL 60606

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

April 1, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 William Steiner's Rule 14a-8 Proposal
R. R. Donnelley & Sons Company (RRD)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This further responds to the January 19, 2010 no action request and R.R. Donnelley & Sons Company (March 23, 2010).

The company addressed the highlighted phrase in the proposal which is dependent on the core text of the proposal (to enable 10% of shareholders to call a special meeting):

[RRD: Rule 14a-8 Proposal, December 20, 2009]
3 [Number to be assigned by the company.] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and *that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings* ***to the fullest extent permitted by law***.

The bottom line is that the company argued that a small subset of the text was vague by in fact arguing that this small subset was moot.

Text that supposedly has "no relevance" is moot.

Text that could speculatively be interpreted as shareholders chairing a special meeting and shareholders assuming inspector of elections duties was already negated within the proposal with "to the fullest extent permitted by law."

The company provided no precedent for an entire proposal to be blocked because a company claimed that certain text outside the core text of the proposal could be subject to a speculative company interpretation of being moot. The company argued that a small subset of the proposal was vague by in fact arguing that this small subset was moot.

The company does not object to the core text of the proposal:
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Suzanne Bettman <sue.bettman@rrd.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 30, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 William Steiner's Rule 14a-8 Proposal
R. R. Donnelley & Sons Company (RRD)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the January 19, 2010 no action request and R.R. Donnelley & Sons Company (March 23, 2010).

This is to request that the proposal not be blocked as it is now or that text to be allowed to be omitted accordingly:

[RRD: Rule 14a-8 Proposal, December 20, 2009]

3 [Number to be assigned by the company.] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board~~, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law.~~

This is less of a cure than was permitted in Omnicom Group Inc. (March 24, 2010) where text was allow to be modified.

The company argument on the word "rights" was not rebutted earlier. The "rights" issue is at the concluding fringe of the proposal. It does not override the core part of the resolved statement.

The company claims that the word "rights" has "no relevance." It has long been a practice that irrelevant or false statements can be omitted through the no action process. The company did not claim that any irrelevant text at the end of the resolved statement negated the prior text.

If there was a false word at the end of the resolved statement – that false word usually would be permitted to be deleted in the no action process.

The company claims that part of the text could mean that shareholders would chair a special meeting and that shareholder would assume the power of the inspector of elections. This is nonsense and would not be permitted because the text concluded with "to the fullest extent permitted by law."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Suzanne Bettman <sue.bettman@rrd.com>